Exhibit 3.2

Regency Centers, L.P.

Amendment Dated February 15, 2012 to Fourth Amended and Restated

Agreement of Limited Partnership

Relating to 6.625% Series 6 Cumulative Redeemable Preferred Units

This Amendment (this “Amendment”) to the Fourth Amended and Restated Agreement of Limited Partnership, dated as of April 1, 2001 (as amended through the date hereof, the “Partnership Agreement”), of Regency Centers, L.P., a Delaware limited partnership (the “Partnership”), is made as of the 15th day of February, 2012, by Regency Centers Corporation, a Florida corporation, as general partner (the “General Partner”) (all capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Partnership Agreement).

RECITALS

WHEREAS, the General Partner has sold 10,000,000 shares of the General Partner’s 6.625% Series 6 Cumulative Redeemable Preferred Stock, $0.01 par value, having a liquidation preference of $25 per share (the “Series 6 Preferred Stock”);

WHEREAS, Section 4.2(b) of the Partnership Agreement provides for the issuance by the Partnership to the General Partner of Partnership Interests in the same number and having designations, preferences and other rights substantially similar to the designations, preferences and other rights of shares issued by the General Partner;

WHEREAS, the General Partner will contribute the proceeds from the sale of such shares to the Partnership immediately following the closing of the sale of such shares in exchange for the Series 6 Preferred Units (as defined below);

NOW, THEREFORE, pursuant to the authority contained in Section 4.2(b) of the Partnership Agreement, the General Partner hereby amends the Partnership Agreement as follows:

Section 1. Designation and Number. A series of Preferred Units, designated the “6.625% Series 6 Cumulative Redeemable Preferred Units” (the “Series 6 Preferred Units”) is hereby established. The number of Series 6 Preferred Units shall be 10,000,000.

Section 2. Rank. The Series 6 Preferred Units will, with respect to distributions and rights upon voluntary or involuntary liquidation, winding-up or dissolution of the Partnership, rank (i) senior to all classes or series of Common Units and to all classes or series of equity securities of the Partnership now or hereafter authorized, issued or outstanding, the terms of which provide that such equity securities shall rank junior to the Series 6 Preferred Units; (ii) on a parity with the 7.45% Series 3 Cumulative Redeemable Preferred Units (the “Series 3 Preferred Units”), the 7.25% Series 4 Cumulative Redeemable Preferred Units (the “Series 4 Preferred Units”), the 6.70% Series 5 Cumulative Redeemable Preferred Units (the “Series 5 Preferred Units”) and the Series D Cumulative Redeemable Preferred Units of the Partnership,

and any class or series of equity securities of the Partnership now or hereafter authorized, issued or outstanding, the terms of which provide that such equity securities shall rank pari passu with the Series 6 Preferred Units, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share shall be different from those of the Series 6 Preferred Units (together, the “Parity Preferred Units”); and (iii) junior to all class or series of equity securities of the Partnership now or hereafter authorized, issued or outstanding, the terms of which provide that such equity securities shall rank senior to the Series 6 Preferred Units. For purposes of this Amendment, the term “equity securities” does not include convertible debt securities, which will rank senior to the Series 6 Preferred Units prior to conversion thereof.

Section 3. Dividends.

A. Payment of Dividends. Subject to the rights of holders of Parity Preferred Units as to the payment of dividends and holders of equity securities issued after the date hereof in accordance herewith ranking senior to the Series 6 Preferred Units as to payment of dividends, holders of Series 6 Preferred Units shall be entitled to receive, when and as declared by the Board of Directors of the Partnership, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate per annum of 6.625% of the $25.00 liquidation preference per Series 6 Preferred Unit (equivalent to $1.65625 per annum per Series 6 Preferred Unit). Such dividends shall be cumulative, shall accrue from and including the original date of issuance, and shall be payable in cash (a) quarterly (such quarterly periods for purposes of payment and accrual will be the quarterly periods ending on the dates specified in this sentence) in arrears, on or about March 31, June 30, September 30 and December 31 of each year commencing on April 2, 2012 and, (b) in the event of a redemption, on the redemption date (each a “Dividend Payment Date”); provided that if any Dividend Payment Date is not a Business Day (as defined herein), then payment of the dividend which would otherwise have been payable on such date shall be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such Dividend Payment Date. The amount of the dividend payable for any period shall be computed on the basis of a 360-day year consisting of twelve 30-day months and for any partial dividend period, the amount of the dividend payable shall be prorated and be computed on the basis of the ratio of the actual number of days elapsed in such period to ninety (90) days. Dividends on the Series 6 Preferred Units shall be made to the holders of record of the Series 6 Preferred Units on the close of business on the first day of the month in which the Dividend Payment Date occurs, or on such other record dates to be fixed by the Board of Directors, which record dates shall be not less than 10 days and not more than 30 Business Days prior to the relevant Dividend Payment Date (each a “Dividend Record Date”).

The term “Business Day” shall mean each day, other than a Saturday or a Sunday, which is not a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

B. Limitation on Dividends. No dividend on the Series 6 Preferred Units shall be declared or paid or funds set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart funds for payment or provide that such declaration, payment or setting apart funds for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting apart funds for payment shall be restricted or prohibited by law. Nothing in this Section 3(B) shall be deemed to modify or in any manner limit the provisions of Section 3(C) and Section 3(D).

C. Dividends Cumulative. Notwithstanding anything contained in this Section 3, dividends on the Series 6 Preferred Units will accrue whether or not the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, at any time prohibit the current payment of dividends, whether or not the Partnership has earnings, whether or not there are funds legally available for the payment of such dividends, and whether or not such dividends are declared. Accrued but unpaid dividends on the Series 6 Preferred Units shall accumulate as of the Dividend Payment Date on which they first become payable. Dividends on account of arrears for any past dividend periods may be declared and paid at any time, without reference to a regular Dividend Payment Date to holders of record of the Series 6 Preferred Units on the record date fixed by the Board of Directors which date shall be not less than 10 days and not more than 30 Business Days prior to the payment date. Accrued and unpaid dividends shall not bear interest.

D. Priority as to Dividends.

(i) So long as any Series 6 Preferred Units are outstanding, no dividend or distribution of cash or other property shall be authorized, declared, paid or set apart for payment on or with respect to any class or series of Common Units or any class or series of other Units of the Partnership ranking junior to the Series 6 Preferred Units as to the payment of dividends (such Common Units or other junior Units, collectively, “Junior Units”), nor shall any cash or other property be set aside for or applied to the purchase, redemption or other acquisition for consideration of any Series 6 Preferred Units, any Parity Preferred Units with respect to dividends, or any Junior Units, unless, in each case, all dividends accumulated on all Series 6 Preferred Units and all classes and series of outstanding Parity Preferred Units with respect to dividends have been paid in full or funds have been set apart for the payment therefor for all past dividend periods. Without limiting Section 5(B) hereof, the foregoing sentence will not prohibit (i) dividends or distributions payable solely in the form of Common Units or other Junior Units, (ii) the conversion of Junior Units or Parity Preferred Units into Junior Units, (iii) acquisitions by the Partnership of the Series 6 Preferred Units, Parity Preferred Units, Junior Units or any other capital stock pursuant to Article 5 of the General Partner’s Articles of Incorporation to the extent required to preserve the General Partner’s status as a real estate investment trust, (iv) acquisitions of Junior Units for purposes of any employee or director benefit plan of the Partnership or any subsidiary, and (v) purchases or acquisitions of Series 6 Preferred Units pursuant to a purchase or an exchange offer that is made on the same terms to all holders of Series 6 Preferred Units.

(ii) So long as dividends have not been paid in full (or a sum sufficient for such full payment is not irrevocably deposited in trust for payment) upon the Series 6 Preferred Units and Parity Preferred Units with respect to dividends, all dividends authorized and declared on the Series 6 Preferred Units and all classes or series of outstanding Parity Preferred Units with respect to dividends shall be authorized and declared pro rata so that the amount of dividends authorized and declared per share of Series 6 Preferred Units and such other classes or series of Parity Preferred Units shall in all cases bear to each other the same ratio that accrued dividends per share on the Series 6 Preferred Units and on such other classes or series of Parity Preferred Units (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such class or series of Parity Preferred Units does not have cumulative distribution rights) bear to each other.

E. No Further Rights. Holders of Series 6 Preferred Units shall not be entitled to any dividends or distributions, whether payable in cash, other property or otherwise, in excess of the full cumulative dividends described herein.

Section 4. Liquidation Preference.

A. Payment of Liquidating Distributions. Subject to the rights of holders of Parity Preferred Units with respect to rights upon any voluntary or involuntary liquidation, dissolution or winding-up of the Partnership and subject to equity securities ranking senior to the Series 6 Preferred Units with respect to rights upon any voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, the holders of Series 6 Preferred Units shall be entitled to receive out of the assets of the Partnership legally available for distribution or the proceeds thereof, before any payment or distributions of the assets shall be made to holders of Common Units or any other class or series of Units of the Partnership that ranks junior to the Series 6 Preferred Units as to rights upon liquidation, dissolution or winding-up of the Partnership, a liquidation distribution in cash or property at fair market value as determined by the Board of Directors equal to the sum of (i) a liquidation preference of $25.00 per Series 6 Preferred Unit, and (ii) an amount equal to any accrued and unpaid dividends thereon, whether or not declared, to, but not including, the date of payment. In the event that, upon such voluntary or involuntary liquidation, dissolution or winding-up, there are insufficient assets to permit full payment of liquidating distributions to the holders of Series 6 Preferred Units and any Parity Preferred Units as to rights upon liquidation, dissolution or winding-up of the Partnership, all payments of liquidating distributions on the Series 6 Preferred Units and such Parity Preferred Units shall be made so that the payments on the Series 6 Preferred Units and such Parity Preferred Units shall in all cases bear to each other the same ratio that the respective rights of the Series 6 Preferred Units and such other Parity Preferred Units (which shall not include any accumulation in respect of unpaid dividends or distributions for prior dividend or distribution periods if such Parity Preferred Units does not have cumulative dividend or distribution rights) upon liquidation, dissolution or winding-up of the Partnership bear to each other.

B. Notice. Written notice of any such voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 and not more than 60 days prior to the payment date stated therein, to each record holder of the Series 6 Preferred Units at the respective addresses of such holders as the same shall appear on the share transfer records of the Partnership.

C. No Further Rights. After payment of the full amount of the liquidating dividends to which they are entitled, the holders of Series 6 Preferred Units will have no right or claim to any of the remaining assets of the Partnership.

D. Consolidation, Merger or Certain Other Transactions. For the purposes of this Section 4, the sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Partnership to, or the consolidation or merger or other business combination of the Partnership with or into, any corporation, trust or other business entity (or of any corporation, trust or other entity with or into the Partnership) shall not be deemed to constitute a liquidation, dissolution or winding-up of the Partnership.

E. Permissible Distributions. In determining whether a distribution (other than upon voluntary liquidation) by dividend, redemption or other acquisition of Units of the Partnership or otherwise is permitted under the Revised Uniform Limited Partnership Act of Delaware (the “Act”), no effect shall be given to amounts that would be needed, if the Partnership were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of Units of the Partnership whose preferential rights upon dissolution are superior to those receiving the distribution.

Section 5. Redemption.

A. Mandatory Redemption. The Series 6 Preferred Units may not be redeemed except to the extent that the General Partner redeems its Series 6 Preferred Stock, in which case the Partnership shall redeem one Series 6 Preferred Unit for each share of Series 6 Preferred Stock that the General Partner redeems.

B. Status of Redeemed or Acquired Units. Any Series 6 Preferred Units that shall at any time have been redeemed, or that the Partnership otherwise acquires, shall after such redemption or acquisition, have the status of authorized but unissued Preferred Units, without designation as to class or series until such Units are once more designated as part of a particular class or series by the General Partner

Section 6. Voting Rights. Holders of the Series 6 Preferred Units will not have any voting rights, except as required by the Act.

Section 7. Conversion Rights. Series 6 Preferred Units are not convertible into or exchangeable for any other property or securities of the Partnership, except to the extent that the holders of the Series 6 Preferred Stock convert the Series 6 Preferred Stock into shares of the General Partner’s Common Stock, in which case the Partnership shall convert one Series 6 Preferred Unit into the same number of Common Units that the holders of the Series 6 Preferred Stock convert the Series 6 Preferred Stock into shares of the General Partner’s Common Stock. If the holders of the Series 6 Preferred Stock receive cash, securities or other property upon conversion of the Series 6 Preferred Stock, the Series 6 Preferred Units shall also convert into such cash, securities or other property.

Section 8. No Sinking Fund. No sinking fund shall be established for the retirement or redemption of Series 6 Preferred Units.

Section 9. Reaffirmation. Except as modified herein, all terms and conditions of the Partnership Agreement shall remain in full force and effect, which terms and conditions the General Partner hereby ratifies and confirms.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written.

GENERAL PARTNER

REGENCY CENTERS CORPORATION

By:	/s/ J. Christian Leavitt
Name:	J. Christian Leavitt
Title:	Senior Vice President

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